Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

For the four months ended September 30, 2014

November 4, 2014

This interim Management’s Discussion and Analysis (“MD&A”) of Aptose Biosciences Inc. (formerly Lorus Therapeutics Inc.) (“Aptose”, the “Company”, “we”, “us” and similar expressions) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the four months ended September 30, 2014 and the three months ended August 31, 2013.  The September 30, 2014 interim financial statements and additional information about the Company, including the annual audited financial statements and MD&A for the year ended May 31, 2014, and the annual information form of the Company for the year ended May 31, 2014 can be found on SEDAR at www.sedar.com.

This MD&A is prepared as of November 4, 2014. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the four months ended September 30, 2014 which are incorporated by reference herein and form an integral part of this MD&A.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

·	our business strategy;
·	our ability to obtain the substantial capital we require to fund research and operations;
·	our plans to secure strategic partnerships to assist in the further development of our product candidates;
·	our plans to conduct clinical trials and pre-clinical programs;
·	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
·	our plans, objectives, expectations and intentions; and
·	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

·	our ability to obtain the substantial capital we require to fund research and operations;
·	our lack of product revenues and history of operating losses;
·	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
·	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
·	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
·	the regulatory approval process;
·	our ability to recruit patients for clinical trials;
·	the progress of our clinical trials;
·	our liability associated with the indemnification of our predecessor and its directors, officers and employees in respect of an arrangement completed in 2007;
·	our ability to find and enter into agreements with potential partners;
·	our ability to attract and retain key personnel;
·	our ability to obtain and maintain patent protection;
·	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
·	our ability to comply with applicable governmental regulations and standards;
·	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
·	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
·	our business is subject to potential product liability and other claims;
·	our ability to maintain adequate insurance at acceptable costs;
·	further equity financing may substantially dilute the interests of our shareholders;
·	changing market conditions; and
·	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission (SEC), and those which are discussed under the heading “Risk Factors” in this document.

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Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

corporate update

NASDAQ listing

Subsequent to the four months ended September 30, 2014, on October 21, 2014 we announced that our common shares were approved for listing on the NASDAQ Capital Market under the symbol “APTO” and began trading on NASDAQ on October 23, 2014. Aptose will retain its listing on the Toronto Stock Exchange under the symbol “APS”.

Share consolidation

Subsequent to the four months ended September 30, 2014 our Board of Directors approved a 1-for-12 share consolidation which became effective October 1, 2014. The share consolidation affected all of our common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation we had approximately 139.3 million shares outstanding. Following the share consolidation, we have approximately 11.6 million common shares outstanding. Similarly, prior to consolidation, we had approximately 17.1 million stock options and 2.6 million warrants to purchase common shares outstanding. Following the share consolidation, we have approximately 1.4 million stock options and 218 thousand warrants to purchase common shares outstanding.

Appointment of Dr. Howell

On September 8, 2014 we announced that Stephen B. Howell, M.D. will act in the capacity of Chief Medical Officer. Dr. Howell is a renowned medical oncologist and leader in the development of novel drugs and drug delivery systems for the treatment of cancer and in the discovery of the molecular and genetic mechanisms underlying drug resistance and he joined the Aptose team as a medical consultant to provide expert clinical guidance.

Name and year end change

On September 2, 2014 we announced that we had changed our name to Aptose Biosciences Inc. The new name reflects our new focus and clinical-stage pipeline strategy, as an oncology research and development organization advancing new therapeutics and molecular diagnostics based on insights into the genetic profiles of certain cancers and patient populations.  Our lead product, APTO-253 (formerly LOR-253) exerts its antitumor effects by activating a key apoptotic pathway in tumor cells. The term "apoptosis" represents the innate self-killing capacity of cells triggered upon the onset of cellular damage, and cancer cells employ various mechanisms to avoid apoptosis. For these reasons, "apoptosis" is the intuitive root of the name of "Aptose Biosciences." In addition, our stated goal with respect to the name change is to align the product portfolio and product development with the strategic course set by its new management team.

Effective July 17, 2014 the Company changed its fiscal year end from May 31 to December 31. As a result of that change the current interim period is for the four months ended September 30, 2014 while the prior year comparative period is for the three months ended August 31, 2013 and therefore not directly comparable to the current four month period. The current fiscal year will be from June 1, 2014 to December 31, 2014.

program updates

APTO-253

Phase 1b Trial

On July 28, 2014 we announced that the U.S. Food and Drug Administration (FDA) had completed its review and cleared the Investigational New Drug (IND) application of APTO-253 for the treatment of hematologic malignancies, including acute myeloid leukemia (AML), high-risk myelodysplastic syndromes (MDS), lymphomas and multiple myeloma. Clearance of the IND allows us to initiate a Phase 1b, multi-center, open-label, clinical study of APTO-253 in patients with relapsed or refractory hematologic malignancies.  The Phase 1b trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamic responses and efficacy of APTO-253 as a single agent.  The trial is expected to enroll 45-60 patients as part of a dose-escalation program and two separate disease-specific single-agent expansion cohorts.

The study will include two separate arms: one group of up to 15 patients dedicated to AML only and high-risk MDS and another group of up to 15 patients for lymphomas and multiple myelomas. The additional arm will allow a focused look at AML and high-risk MDS, will allow exploration of the effect of APTO-253 on lymphomas and myelomas, and will provide patient data on two times the number of patients during 2015 than would have been possible with a single arm study.

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The primary objectives of this Phase 1b trial are: (i) to further assess safety on a new and optimized dosing schedule, and (ii) to identify the recommended dose for APTO-253 for the upcoming Phase 2 single-agent trials in hematologic malignancies, and in subsequent Phase 2 combination trials.

We plan to monitor patient KLF4 and CDX2 levels upon entry into the study, throughout the study, and during a post-treatment period. We will not exclude patients based on Krüppel-like factor 4 (KLF4) or CDX2 status from participating in this first study as we believe this approach may be useful in further validating our companion diagnostic and observing potential responses among the broader population.

We anticipate dosing the first patient imminently in the Phase 1b dose-escalation study, providing a potential update on the dose-escalation study during the first half of 2015, completing enrollment of the Phase 1b dose-escalation study by late-2015, starting the expansion cohort studies for this study in 2016; and starting Phase 2 combination studies in 2016.

Other activities

On September 29, 2014 we announced along with the Knight Cancer Institute at Oregon Health & Science University (OHSU) and The Leukemia & Lymphoma Society (LLS) that we had joined the Beat AML collaboration. Beat AML is a groundbreaking research initiative that includes industry and academic collaborators led by top scientists within the Knight Cancer Institute in collaboration with The Leukemia & Lymphoma Society. Its goal is to accelerate development of potential therapies for AML.

APTO-253 will be profiled extensively against primary cells from hundreds of AML patient samples collected by Beat AML contributors. Under the agreement, Aptose and the Knight Cancer Institute will collaborate on research related to APTO-253, which is designed to provide further insights into the optimal genetic profile of patients likely to benefit from APTO-253 therapy. The research will also aim to identify promising combinations of treatments that may further increase therapeutic efficacy. APTO-253 is a clinical-stage small molecule that acts through induction of the innate tumor suppressor gene Krüppel-like factor 4 (KLF4) and expression of the downstream cell cycle regulator, p21. At the recent American Association for Cancer Research (AACR) Annual Meeting, researchers reported that APTO-253 induces cell death, or apoptosis, in AML cell lines, and synergizes with various conventional therapies for AML and MDS. Aptose is also developing a companion diagnostic to select patients with positive genetic prognostic factors to APTO-253, offering the potential for a personalized medicine in AML.

financing activities

During the four months ended September 30, 2014 we received cash proceeds of $6.6 million related to warrant exercises which would have expired on June 8, 2014. This additional capital further strengthened our balance sheet and demonstrated strong support from our investor base.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Aptose has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.

We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners. We currently believe we have capital resources sufficient to fund our research and development and operations for at least the next twenty four months.

Cash Position

At September 30, 2014, we had cash and cash equivalents and short term investments of $33.1 million compared to $30.4 million at May 31, 2014. We generally invest our cash in excess of current operational requirements in highly rated and liquid instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. As at September 30, 2014 our cash was invested in cash of $321 thousand (May 31, 2014 - $2.3 million) and funds deposited into high interest savings accounts totaling $16.6 million (May 31, 2014 –$17.1 million). Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at September 30, 2014 was $31.8 million (May 31, 2014 –$28.9 million).

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

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RESULTS OF OPERATIONS

Our net loss for the four months ended September 30, 2014 was $4.2 million ($0.36 per share) compared with $1.1 million ($0.31 per share) during the three months ended August 31, 2013. The increase in net loss is due to the comparison of a four-month period in the current period with a three-month period in the prior year, in addition to increased research and development costs associated with increased clinical activity on APTO-253 and higher general and administrative costs associated with higher stock-based compensation and increased corporate activities including our name change, share consolidation and NASDAQ listing.

We utilized cash of $3.9 million in our operating activities in the four months ended September 30, 2014 compared with $933 thousand in the three months ended August 31, 2013. The increase in cash used in operating activities during the four-month period is primarily related to an increased net loss as well as a reduction in accounts payable and accrual balances compared with the three months ended August 31, 2013.

At September 30, 2014, we had cash and cash equivalents and short-term investments of $33.1 million compared to $30.4 million at May 31, 2014.

Research and Development

Research and development expenses totaled $1.3 million in the four months ended September 30, 2014 compared to $615 thousand during the three months ended August 31, 2013. Research and development costs consist of the following:

Components of research and development expenses:

(Amounts in 000’s)	Four months ended September 30, 2014	Three months ended August 31, 2013

Program costs	1,272	578

Stock-based compensation	37	33

Depreciation of equipment	2	4

	1,311	615

The increase in research and development costs in the four months ended September 30, 2014 compared with the three months ended August 31, 2013 is due to a four month period compared with a three-month period in the prior year as well as increased costs associated with APTO-253 and research, clinical and manufacturing activities as we prepare to launch a Phase I clinical trial. In the prior year period there were minimal research and development activities ongoing.

General and Administrative

General and administrative expenses totaled $3.0 million for the four months ended September 30, 2014 compared to $451 thousand in the three months ended August 31, 2013. General and administrative expenses consist of the following:

Components of general and administrative expenses:

(Amounts in 000’s)	Four months ended September 30, 2014	Three months ended August 31, 2013

General and administrative excluding salaries	1,111	255

Salaries	836	141

Stock-based compensation	1,047	55

Depreciation of equipment	6	-

	3,000	451

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General and administrative costs excluding salaries are higher in the four months ended September 30, 2014 due to a four-month period compared with a three-month period ended August 31, 2013. In addition in the current period we had higher legal and patent costs associated with corporate activities (including the name change, share consolidation, and NASDAQ listing), re-branding costs associated with our name change and new website, as well as higher levels of travel and other administrative costs associated with additional employees.

Salary costs have increased in the four-month period ended September 30, 2014 compared with the three month period ended August 31, 2013 due to an additional month in the period as well as the addition of senior executives who were not employed at Aptose in the comparative period in the prior year.

Stock-based compensation costs increased in the four months ended September 30, 2014 compared with the three months ended August 31, 2013 due to option grants during the four month period compared with no option grants in the three-month period in the prior year.

Finance Expense

Finance expense for the four months ended September 30, 2014 was $37 thousand compared with $36 thousand for the three months ended August 31, 2013. Finance expense for the four months ended September 30, 2014 relates to interest expense of $20 thousand accrued at a rate of 10% on the $600 thousand promissory notes issued in September 2013 as well as accretion expense related to the conversion feature of the notes.

Finance expense for the quarter ended August 31, 2013 relates to interest accrued at a rate of 10% as well as accretion expense on the $918 thousand promissory notes issued in June 2013 and repaid in April 2014.

Finance Income

Finance income totaled $161 thousand in the four months ended September 30, 2014 compared to $1 thousand in the three months ended August 31, 2013. Finance income represents interest earned on our cash and cash equivalent and short term investment balances.

Net loss for the period

For the reasons discussed above, our net loss for the four months ended September 30, 2014 increased to $4.2 million ($0.36 per share) compared to $1.1 million ($0.31 per share) in the three months ended August 31, 2013.

warrant exercises and expiry

During the four months ended September 30, 2014 approximately 14.7 million warrants were exercised at a price of $0.45 per warrant for proceeds to Aptose of $6.6 million.

In addition to the cash proceeds received the original fair value related to these warrants of $1.2 million was reallocated from warrants to share capital. This resulted in a total amount of $7.8 million credited to share capital.

There were no warrants exercised in the three months ended August 31, 2013.

During the four months ended September 30, 2014, 2.3 million warrants expired unexercised. This resulted in $190 thousand reallocated from the warrants equity account to contributed surplus.

subsequent events

Share consolidation:

In accordance with the authority granted by shareholders at our annual and special meeting on August 19, 2014 to permit it to implement a consolidation of Aptose’s outstanding common shares in a ratio of between 1-for-5 and 1-for-15, our Board of Directors approved a 1-for-12 share consolidation which became effective October 1, 2014. The share consolidation affected all of our common shares, stock options and warrants outstanding at the effective time. Fractional shares were not issued. Prior to consolidation we had approximately 139 million shares outstanding. Following the share consolidation, we had approximately 11.6 million common shares outstanding. Similarly, prior to consolidation, we had approximately 17.1 million stock options and 2.6 million warrants to purchase common shares outstanding. Following the share consolidation, we had approximately 1.4 million stock options and 218 thousand warrants to purchase common shares outstanding.

NASDAQ listing:

On October 21, 2014 we announced that our common shares were approved for listing on the NASDAQ Capital Market under the symbol “APTO” and would begin trading on NASDAQ on October 23, 2014. We have retained our listing on the Toronto Stock Exchange under the symbol “APS”.

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Promissory note conversion:

On October 30, 2014 two promissory notes with a total face value of $163 thousand were converted into common shares of Aptose.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Q1 four months ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(Amounts in 000’s except for per common share data)	Sept 30, 2014	May 31, 2014	Feb 28, 2014	Nov 30, 2013	Aug 31, 2013	May 31, 2013	Feb 28, 2013	Nov 30, 2012
Revenue	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―	$ ―

Research and development expense	1,311	1,012	597	791	615	860	889	910

General and administrative expense	3,000	3,195	1,771	1,938	451	462	491	714

Net loss	(4,187)	(4,221)	(2,433)	(2,798)	(1,101)	(1,318)	(1,371)	(1,613)

Basic and diluted net loss per share	$(0.36)	$(0.49)	$(0.48)	$(0.77)	$(0.31)	$(0.37)	$(0.39)	$(0.46)

Cash (used in) operating activities	$(3,938)	$(3,928)	$(2,191)	$(1,484)	$(933)	$(904)	$(1,273)	$(1,336)

Research and development expenditures in the fiscal 2014 quarters are lower compared with the same quarters in the prior year due to reduced activity on the APTO-253 clinical program as the Phase I solid tumor trial was completed in early 2014 and we focused on the strategic review and securing additional cash resources. In the fourth quarter of 2014 expenditures increased due to the allocation of severance costs related to the former President and COO to research and development of $326 thousand. In the four months ended September 30, 2014 research and development activities increased as we prepare to launch additional clinical studies.

The increased general and administrative costs in the quarter ended November 30, 2013 are due to stock option grants during the quarter which vested immediately and resulted in higher than normal stock based compensation expense. In addition costs associated with hiring new executives during the quarter ended November 30, 2013 increased salary related costs. In the three months ended February 28, 2014 general and administrative expenses were higher due to additional members of management, bonuses and increased travel, consulting and legal costs. General and administrative expenses were lower in the quarters of August 31, 2013, May 31, 2013 and February 28, 2013 compared with the comparable quarters in 2014 due in part to the reduction of previously recorded Deferred Share Unit (“DSU”) expense. The DSU was ‘marked to market’ and as our share price declined during the last three quarters so did the associated liability resulting in a reduction of expense.

The increase in general and administrative expense in the three months ended May 31, 2014 is due to severance costs associated with the former President and COO ($762 thousand), bonus costs, and increased Board, consulting and legal fees associated with activities during the quarter. In the four months ended September 30, 2014 general and administrative expense is higher due to a four-month vs. three-month period as well as option grants during the quarter which increased option expense.

Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances. Cash used in operating activities in the quarters ended May 31, 2013 and August 31, 2013 were lower as we delayed making payments to suppliers in order to conserve cash resources. The increase in subsequent quarters is due to increased net loss as well as repayment of accounts payable and accrued liabilities.

Contractual Obligations and Off-Balance Sheet Financing

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of approximately $1.3 million. Of this amount, $93 thousand has been paid and $40 thousand has been accrued at September 30, 2014. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

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(Amounts in 000’s)

	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	183	206	217	606

Our current facility lease in Toronto expires in March 2015. We have entered into a lease for 2,204 square feet of office space in San Diego, California, which expires in 2019.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2014 for a complete discussion of risks and uncertainties.

·	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products.
·	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
·	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price. In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.
·	Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.
·	We have agreed to indemnify our predecessor, old Lorus and its directors, officers and employees.
·	We may not achieve our projected development goals in the time frames we announce and expect.
·	As a result of intense competition and technological change in the biotechnical and pharmaceutical industries, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
·	If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.
·	We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
·	Our products and product candidates may infringe the intellectual property rights of others, or others may infringe on our intellectual property rights which could increase our costs.
·	If product liability, clinical trial liability or environmental liability claims are brought against us or we are unable to obtain or maintain product liability, clinical trial or environmental liability insurance, we may incur substantial liabilities that could reduce our financial resources.
·	We have no manufacturing capabilities and face supply risks. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.
·	We rely on licensor(s) to maintain patent rights.
·	We are subject to extensive government regulation.
·	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
·	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
·	We are susceptible to stress in the global economy therefore, our business may be affected by the current and future global financial condition.
·	There is no assurance that an active trading market in our common shares will be sustained.

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Financial instruments

We have classified our financial instruments as follows:

	As at	As at
(Amounts in 000’s)	September 30, 2014	May 31, 2014
Financial assets

Cash and cash equivalents, consisting of high interest savings accounts measured at amortized cost	$16,947	$19,367

Short term investments, consisting of guaranteed investment certificates, measured at amortized cost	16,108	11,019

Financial liabilities

Accounts payable, measured at amortized cost	439	649

Accrued liabilities, measured at amortized cost	865	1,283

Promissory note payable, measured at amortized cost	545	528

At September 30, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews Aptose’s policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)	Credit risk

Credit risk is the risk of financial loss to Aptose if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents and short term investments. The carrying amount of the financial assets represents the maximum credit exposure.

We manage the credit risk for our cash and cash equivalents and short term investments by maintaining minimum standards of R1-low or A-low investments and we invest only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii)	Liquidity risk

Liquidity risk is the risk that Aptose will not be able to meet its financial obligations as they come due. To the extent that we do not believe we have sufficient liquidity to meet our current obligations, the Board of Directors considers securing additional funds through equity, debt or partnering transactions. Aptose manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

(iii)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect our income or the value of our financial instruments.

Aptose is subject to interest rate risk on its cash and cash equivalents and short term investments. Aptose does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. Aptose does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing Aptose to foreign exchange risk consist principally of accounts payable and accrued liabilities. We hold minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At September 30, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $535 thousand (May 31, 2014 - $769 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $54 thousand (May 31, 2014 - $77 thousand). We do not have any forward exchange contracts to hedge this risk.

Capital management

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development and commercialization activities and to maintain ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

We include cash and cash equivalents and short-term deposits in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the four months ended September 30, 2014.

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use of proceeds

The following table provides an update on the anticipated use of proceeds raised in the December 2013 and April 2014 equity offerings along with amounts actually expended. We currently believe that we will spend the use of proceeds in the manner outlined in the use of proceeds section of the relevant prospectus.

	Previously disclosed	Spent to Date	Remaining to be spent

Phase Ib clinical trial	$1,750	$409	$1,341
Depending on the Phase Ib clinical trial of APTO-253 results, fund single agent expansion and drug combination focused Phase 2 Trials in both AML and MDS patients	7,800	nil	7,800
APTO-253 manufacturing program	2,250	576	1,674
Research and development programs	2,000	935	1,065
General and corporate purposes	15,869	5,367	10,502
	$29,669	$7,287	$22,382

The Phase 2 trials will not be initiated until the results of the Phase Ib are available and only then if the results warrant further clinical investigation. It is currently anticipated that the remaining balances of the research and development programs and general and corporate will be spent in accordance with the previously disclosed use of proceeds.

Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROLS

There have been no changes in the Company’s internal control over financial reporting that occurred during the four months ended September 30, 2014 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

UPDATED SHARE INFORMATION

As at November 4, 2014, we had 11.7 million common shares issued and outstanding. In addition there were 1.4 million common shares issuable upon the exercise of outstanding stock options and a total of 214 thousand common shares issuable upon the exercise of common share purchase warrants and $438 thousand in promissory notes which could be converted into 122 thousand common shares of Aptose at $3.60 per share.

ADDITIONAL INFORMATION

Additional information relating to Aptose, including Aptose's 2014 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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